Exhibit 99.1

Financial News

CIBC Increases Dividends for the Quarter Ending April 30, 2019

Toronto, ON – February 28, 2019 – CIBC (TSX: CM; NYSE: CM) announced today that its Board of Directors declared a dividend of $1.40 per share on common shares for the quarter ending April 30, 2019, an increase of four cents from the previous quarter. This dividend is payable on April 29, 2019 to shareholders of record at the close of business on March 28, 2019.

Class A Preferred Shares

The Board of Directors also declared the following dividends per share:

For the period ending April 30, 2019 payable on April 29, 2019 to shareholders of record at the close of business on March 28, 2019;

Series 39 - $0.243750

Series 41 - $0.234375

Series 43 - $0.225000

Series 45 - $0.275000

Series 47 - $0.281250

Series 49 - $0.349040

About CIBC

CIBC is a leading North American global financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com